News Release	AMEX, TSX Symbol: NG

NovaGold Mid-Year Exploration Update and Second Quarter Financial Results

Vancouver, Canada – July 29, 2004, NovaGold Resources Inc. (AMEX, TSX: NG) is pleased to report its financial and operating results for the three and six month periods ended May 31, 2004 together with an update of the Company's activities through the end of July 2004. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis, this and details on each of the Company’s projects including resource estimates can be found on the Company’s website www.novagold.net and on SEDAR www.sedar.com.

During the period since NovaGold’s last quarterly report, the Company achieved several important milestones as part of the Company’s continued rapid growth. Of specific note, NovaGold completed the acquisition of the remaining 45% minority interest in SpectrumGold on July 15, 2004 with an overwhelming 99% of SpectrumGold shareholders approving the share exchange. Management believes that this transaction will significantly benefit all shareholders by consolidating its 100% interest in the Galore Creek asset and thereby forming an exploration focused, emerging gold producing company with four separate million-plus-ounce development stage projects including three of the largest undeveloped resources in North America. NovaGold continues to rapidly progress these four advanced stage projects toward production with an ambitious exploration and development program. Currently over $22 million is budgeted to be invested this year, including $10 million by the Company’s joint venture partners. The 2004 exploration and development programs will include an estimated minimum of 40,000 meters (130,000 feet) of drilling with the majority of the work focused at the Galore Creek, Rock Creek, Ambler, and Donlin Creek Projects. Below is a brief progress update on the Company’s advanced stage projects and an overview of the Company’s revenue generating activities at its Nome Operations.

Galore Creek

At the Company’s 100% controlled Galore Creek property an updated resource estimate based on drilling from last fall was completed during the quarter showing that the deposit contains an Indicated Resource of 4.0 million ounces of gold, 52.2 million ounces of silver and 4.6 billion pounds of copper with an additional Inferred Resource of 1.2 million ounces of gold, 17.2 million ounces of silver and 1.3 billion pounds of copper using a 0.5% copper equivalent cut-off grade. The new resource confirms the previous historic resource estimates and shows greater contained metal in the Indicated Resources category of 15% for gold and 14% for copper. The deposits remain open to further expansion both at depth and along strike. In addition, NovaGold’s expanded exploration program at Galore Creek will also test new zones outside of the known deposits with the objective of defining additional resources on the property.

Currently up to 70 technical personnel are on-site with work focused on drilling, geophysics, mine planning and infrastructure, as well as environmental baseline data collection in preparation for the Pre-Feasibility Study targeted for completion in the first half of 2005. The 2004 program at Galore Creek will be one of the largest exploration programs in British Columbia with a current budget of over $8 million with at least $5 million directed at drilling additional resources and upgrading the existing Inferred category resources to Measured and Indicated.

A total of four drill rigs are operating on site with a minimum 20,000 meter (65,000 foot) drill program planned for the summer. Two drill rigs are testing the southeast margin of the Galore Main deposit where drilling from last fall intersected a significant new zone of mineralization below and to the east of the main deposit. Fifteen drill holes have been completed totaling over 5,000 meters (16,000 feet) encountering significant mineralization. A third drill is currently working at the adjacent Copper Canyon area. These initial drill holes are currently being logged, cut and sampled with assay results expected in the next few weeks. A fourth drill rig is completing geotechnical drill holes for pit design work. A fifth drill is scheduled to move onto the property within two weeks and will be directed at exploration of satellite deposits.

An extensive ground geophysical program is nearly complete and has identified an extensive induced polarization chargeability anomaly continuing from the Main Galore deposit to depth and to the east of known mineralization. This preliminary data suggests a dramatic increase in the apparent size of the mineral system and has identified a large area of prospective ground for additional exploration. A detailed airborne geophysical survey is planned to begin in August providing coverage of the Grace and Copper Canyon areas as well.

Hatch Engineering is completing an independent Preliminary Economic Assessment Study that is anticipated in August 2004 and will evaluate in detail the access and infrastructure needs for the project, as well as look at the best approaches to mining, processing and transportation of the concentrate product. This study will also estimate the capital and operating costs and manpower needs for the project as currently envisioned by NovaGold.

The Company continues to prioritize working with representatives from the Tahltan First Nation, local governments and the BC provincial government. The project has received strong interest and support from each of these groups in recognition of the potential significant economic benefits to the region.

Donlin Creek Project

The Donlin Creek Project is being developed in joint venture with Placer Dome Inc., the world’s 5th largest gold producer. Placer Dome currently owns a 30% interest in the project and has the right to earn an additional 40% interest from NovaGold by expending US$32 million toward development of the property, completing a full feasibility study and making a positive construction decision for a mine that would produce at least 600,000 ounces of gold per annum on or before November 2007. The project is currently at the Pre-Feasibility stage of development. Placer Dome is targeting to commence the final Feasibility Study in the fourth quarter of 2004 along with the start of the permit process. A mine construction decision is targeted by 2007.

Donlin Creek hosts a measured and indicated resource of 11 million ounces and an additional inferred resource of 14 million ounces of gold, making it one of the largest undeveloped gold deposits in North America. As currently envisioned, Donlin Creek would be developed as a large scale, open-pit mining operation that would produce in excess of 1 million ounces gold per year.

Placer Dome plans to spend $8 million (US$6 million) in 2004 on engineering and environmental studies for development of the project. On-going studies have identified feasible alternatives for project access and power supply. The joint venture continues to work closely with local communities, native corporation land owners, and state and federal governments to develop a world class mine at Donlin Creek.

Rock Creek and Nome Projects

At NovaGold’s 100% owned Rock Creek Project in Nome, Alaska, the final Feasibility Study has been initiated with independent engineering firm Norwest Corporation. In addition, with one year’s worth of environmental baseline data, the permitting process is anticipated to begin in the second half of 2004. The Company anticipates completing additional in-fill drilling and metallurgical testwork in 2004 as part of the final Feasibility Study. A budget of $6.7 million (US$5 million) is planned for the development work in 2004 at Rock Creek. Approximately 1,650 meters (5,400 ft) of HQ triple tube diamond drilling in 20 holes has been completed along with a 1,000 meter (3,300 ft) trench program across the main mineralized zone. A twin drill hole program of duplicate best method reverse circulation (RC) drilling has also been initiated as part of the reserve definition program developed by engineering firm AMEC E&C Limited in lieu of a bulk sample. Further infill drilling to convert remaining areas of Inferred Resources to Indicated Resources has also begun with the first diamond drill hole now complete.

The Rock Creek project is anticipated to produce an average of 100,000 ounces of gold per year at a total cash cost of US$200 per ounce. A mine construction decision at Rock Creek is targeted for 2005 after completion of the final feasibility study and receipt of construction permits. The State of Alaska has allocated and approved US$5 million in funds for construction of the Glacier Creek by-pass road, a three mile access route that will improve access from the community of Nome to the Rock Creek project area in 2004.

At the nearby 100% owned Big Hurrah property outside of Nome, NovaGold is planning for a 2,900 meter (9,500 ft) program of both RC and core to test the potential to develop a near surface gold resource. Historic work on the property has identified multiple shallow mineralized zones grading as much as 10 g/t gold with similar characteristics to Rock Creek. After completion of the twin and in-fill program at Rock Creek the drills will be mobilized to Big Hurrah.

Ambler Project

In March 2004, NovaGold announced the signing of a strategic alliance with Rio Tinto in Northwestern Alaska on the Ambler property. The agreement allows NovaGold to earn a 51% interest in this precious metal rich, volcanogenic massive sulfide (VMS) property that covers 35,000 acres (14,000 hectares). The most advanced target is the Arctic deposit hosting a historic inferred resource of 36 million tonnes with precious metals grading 0.7 g/t gold and 55 g/t silver and base metals grading 4% copper, 5.5% zinc and 0.8% lead. This estimate was based on 70 wide spaced drill holes as reported by the Alaska Division of

Geological and Geophysical Surveys. The Arctic deposit ranks among the largest and richest undeveloped VMS deposits in the world based on total in-situ metal value and in-situ value per tonne. The contained precious metals in this resource total 817,000 ounces of gold and 62 million ounces of silver, while the base metals total 3.2 billion pounds of copper, 4.2 billion pounds of zinc and 640 million pounds of lead.

Mobilization of the project exploration team has been completed. The initial exploration program for this summer will focus on developing an updated geologic model for the project through detailed re-logging of the existing core, and an initial 2,000 meter (6,000 foot) core drilling program. Drill supplies and fuel are currently being ferried to the project airstrip in anticipation of the start of drilling in early August. Management believes that there is excellent potential to expand the existing resources on the project and that the precious metals content in particular may have significant upside.

Brewery Creek

NovaGold completed an initial exploration program at the Brewery Creek property in the Yukon. Several targets have been identified along the 15 kilometer mineralized trend with potential for a major sulfide gold target. A ground geophysical survey completed early this summer identified a series of large untested induced polarization chargeability anomalies around the higher grade Blue and Pacific pits at Brewery Creek.

NovaGold drilled five initial core holes totaling 800 meters (2,500 feet) on several priority targets at Brewery Creek all of which encountered significant intervals of intensely altered porphyry intrusive. The drill holes have been logged, split and sampled with assay results anticipated in August. Based on positive results a follow-up program drill program is anticipated.

Nome Operations

The Company is anticipating a good year at its Nome sand-and-gravel and real estate businesses held by the Company’s wholly-owned subsidiary Alaska Gold Company. The State of Alaska continues to move forward with plan to purchase approximately 300 acres of land from the Company for Phase 1 of a multiphase expansion of the Nome Airport facility. The State of Alaska has approved funds for that purchase and engaged an appraiser to value the land. NovaGold has also engaged an appraiser and anticipates finalizing a sale agreement later in 2004. In addition, the Port of Nome is also being expanded under a $39 million matching federal grant to the City of Nome. The project is in the final planning stages and the primary contractor has been selected with initial construction set for 2004. Both the Airport and Port expansion projects, along with the Glacier Creek road project are expected to have a favorable impact on the Company’s sand-and-gravel revenues. The Company continues to pursue initiatives to expand its sand-and-gravel and land development businesses to provide additional cash flow for the corporation.

Financials Results
Results of Operations

The Company had a net loss of $6.5 million (or $0.12 per share) for its second quarter ended May 31, 2004, compared with a net loss of $3.4 million (or $0.08 per share) for the same quarter in 2003. The increase in the quarter’s loss was mainly due to the adoption of the new rules related to the accounting for stock-based compensation (See “Changes to Accounting Policies”). Under these new rules there was a charge for stock-based compensation of $5.5 million in the quarter with no comparable amount in 2003. The accounting for stock-based compensation includes an equivalent $5.5 million amount in shareholders’ equity, so there is no net effect on shareholders’ equity as a result of this charge. The Company’s net loss before stock-based compensation was $1.0 million (or $0.02 per share) in the quarter compared with a loss of $3.4 million (or $0.08 per share) in 2003. In the quarter there was an increase in net revenues of $0.5 million, a decrease in the write-down of mineral properties of $1.5 million and a reduction of foreign exchange losses of $0.6 million.

Net revenue from the Company’s Nome, Alaska operations and interest income totaled $0.6 million for the second quarter of 2004, compared with $0.1 million in the same period in 2003. The Company completed a number of land sales in the quarter and realized interest income of $0.4 million from its cash holdings.

Expenses were $7.2 million for the second quarter 2004, including the stock-based compensation charge for the second quarter 2004 of $5.5 million, compared with $3.5 million in the same quarter 2003. Wages and benefits, corporate development and communication, and general and administrative costs combined increased by $0.2 million in the quarter due mainly to increased insurance costs, and regulatory, stock exchange and annual reporting costs. Professional fees increased by $0.1 million. A foreign exchange loss of $0.1 million was reported in the second quarter of 2004 compared with a loss of $0.7 million in the same period of 2003. The Canadian dollar has been more stable during 2004 resulting in a small foreign exchange loss in the second quarter of 2004.

The Company had a net loss of $6.8 million (or $0.13 per share) for the six months ended May 31, 2004, compared with a net loss of $4.8 million (or $0.11 per share) for the same period in 2003. Stock-based compensation charge during the six months ended May 31, 2004 was $5.5 million compared to nil for the same period in 2003. Wages and benefits, corporate development and communication, and general and administrative costs combined increased by $0.3 million in the six months ended May 31, 2004 compared with the same period in 2003. Professional fees increased by $0.1 million. A foreign exchange loss of $0.1 million was reported in the six months ending May 31, 2004 compared to a loss of $1.1 million in the same period of 2003.

Liquidity and Capital Resources

The Company expended $3.0 million on net operating activities during the six months ended May 31, 2004 compared to $5.6 million during the same period in 2003. For both periods, the majority of the cash flow resulted from non-cash working capital changes related mainly to payments to vendors for mineral property exploration and related activities. The Company’s exploration activities are seasonal in nature and programs tend to be completed by November and to restart late in the spring.

The Company expended $5.4 million on investing activities in the six months ended May 31, 2004 compared with $1.2 million in the same period 2003. The majority of the mineral property expenditures occurred at the Rock Creek and Galore Creek projects. During the six months the Company also expended $1.2 million on investments, the largest being a $1.0 million purchase of shares in Pioneer Metals as part of the option on the Grace property, immediately north of the Galore Creek property.

The Company received net proceeds of $6.1 million from the exercise of stock options and warrants in the six months ended May 31, 2004 compared with $0.4 million for the same period in 2003. At May 31, 2004 the Company had working capital of $54.4 million compared with $54.7 million at November 30, 2003.

Change in Accounting Policies

On December 1, 2003 the Company adopted the revised requirements of Handbook Section 3870 “Accounting for Stock-Based Compensation and Other Stock-Based Payments” whereby the fair value of awards to both employees and non-employees are charged to the income statement. During the three months ended May 31, 2004, stock options were granted and a stock-based compensation expense of $5.5 million was recorded. The accounting for stock-based compensation includes an equivalent $5.5 million amount in shareholders’ equity, so there is no net effect on shareholders’ equity as a result of this charge.

Outlook

Currently over $25 million is budgeted to be invested in 2004 on exploration and development programs on the Company’s properties, including $10 million by joint venture partners. This work will include an estimated 40,000 meters of drilling with the majority of the work focused at the Galore Creek, Rock Creek, Ambler, and Donlin Creek Projects. Approximately $4 million of NovaGold’s $15 million planned expenditures have been incurred as of May 31, 2004.

At the Company’s 100% controlled Galore Creek property the 2004 program will be one of the largest exploration programs in British Columbia with a current budget of over $8 million with at least $5 million directed at drilling additional resources and upgrading the existing Inferred category resources to Measured and Indicated. Other work is focused on geotechnical drilling, geophysics, mine and infrastructure planning, as well as environmental baseline data collection in preparation for the Pre-Feasibility Study targeted for completion in the first half of 2005. A minimum of 20,000 meters of core drilling is planned in this year’s program. An independent Preliminary Economic Assessment Study is anticipated to be finalized in August 2004 and will evaluate in detail the access and infrastructure needs for the project, as well as look at the best approaches to mining, processing and transportation of the concentrate product. This study will also estimate the capital and operating costs and manpower needs for the project as currently envisioned by NovaGold.

At Donlin Creek, NovaGold’s joint venture partner Placer Dome plans to spend US$6 million in 2004 on engineering and environmental studies for development of the project with no financial contribution required by NovaGold. On-going studies have identified feasible alternatives for project access and power supply.

At NovaGold’s 100% owned Rock Creek Project in Nome, Alaska, the final Feasibility Study has been initiated with independent engineering firm Norwest Corporation. The company anticipates completing additional in-fill drilling and metallurgical testwork in 2004 as part of the final Feasibility Study. A budget of US$5 million is planned for the development work in 2004 at Rock Creek and a 2,900 meter drill program at the nearby 100% owned Big Hurrah property located outside of Nome.

In March 2004, NovaGold signed a strategic alliance with Rio Tinto in Northwestern Alaska on the Ambler property. The agreement allows NovaGold to earn a 51% interest in this property by expending US$20 million over 12 years of which US$5 million must be incurred in the first 5 years and in the same period NovaGold must obtain memoranda of understanding with certain land owners necessary to provide access for mine development. The initial exploration program for this summer will focus on developing an updated geologic model for the project through detailed re-logging of the existing core, and an initial 2,000 meter core drilling program. A total of US$1.5 million is budgeted for 2004 for the Ambler project.

There have been significant problems this summer in Western Canada and Alaska this summer with forest fires and the resulting smoke. This has delayed and disrupted activities at our Galore Creek, Brewery Creek and Ambler properties. The disruptions for Galore Creek and Ambler have mainly been related to the availability of helicopters, but the smaller $0.5 million drill program at Brewery Creek was shut down early due to the fires that extended several times onto the property and, pending drill results, the Company may resume drilling at Brewery Creek in the fall or next year. The Company does not currently expect that these disruptions will materially affect its exploration program.

On the corporate front, on July 15, 2004 the Company completed the business combination of SpectrumGold Inc. and the Company by way of plan of arrangement. Under the plan of arrangement the Company acquired all of the approximately 45% of the common shares of SpectrumGold not previously held by the Company in exchange for shares at a ratio of 1 share of the Company for each 1.35 shares of SpectrumGold. A total of 8,573,518 shares of the Company were issued on July 15, 2004 and the Company assumed existing SpectrumGold options, warrants and a property option under which 1,930,370 shares may be issued to the holders. The transaction will be accounted for using the purchase method, with any excess purchase price being allocated to the Galore Creek project in consolidated mineral properties and related deferred costs.

The Company is pleased to also announce that Mr. Michael H. Halvorson, a former director of SpectrumGold, has joined the board of Directors of NovaGold. Mr. Halvorson is a financial consultant and President of Halcorp Capital Ltd., a private investment and consulting company.

Mid-Year Exploration Update and 2nd Quarter Financial Results Conference Call

A conference call and webcast to review developments at Galore Creek, Rock Creek, Donlin Creek and Ambler projects as well as the Company’s 2nd quarter financial results will be held on Monday, August 9th, 2004 at 4:30 PM Eastern Time (1:30 PM Pacific). To participate in the conference call, please dial 416-405-9310 or toll free at 1-877-211-7911. Live audio of the conference call will be simultaneously broadcast via NovaGold’s website at www.novagold.net

The call will also be available for replay until August 12th, 2004 by calling 416-695-5800 or 1-800-408-3053. The webcast link will also be archived on the NovaGold website.

About NovaGold

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in North America. NovaGold is advancing four separate million-plus-ounce projects including three of the largest undeveloped resources in North America. NovaGold has 62.8 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net

For more information contact:

Greg Johnson, VP Corporate Development	Don MacDonald, CA, Senior VP & CFO
E-mail: Greg.Johnson@NovaGold.net	E-mail: Don.MacDonald@NovaGold.net

(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission.. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NOVAGOLD RESOURCES INC.
Consolidated Balance Sheets
in thousands of Canadian dollars

	May 31, 2004	November 30, 2003
	(unaudited)
	$	$
Assets
Current assets
Cash and cash equivalents	57,447	59,747
Restricted cash	464	54
Accounts receivable	549	189
Amounts receivable from related party	13	13
Inventory – other	103	99
Deposits and prepaid amounts	824	733
	59,400	60,835
Officer loan receivable	204	215
Land	1,757	1,683
Property, plant and equipment	1,102	660
Mineral properties and related deferred costs	39,770	36,330
Investments	1,544	130
Reclamation deposit	105	105
	103,882	99,958
Liabilities
Current liabilities
Accounts payable and accrued liabilities	3,664	4,775
Loan payable	200	200
Provision for reclamation costs	1,142	1,136
	5,006	6,111
Deferred tenant inducements	106	119
Provision for reclamation costs	536	536
Minority interest	9,415	9,130
	15,063	15,896
Shareholders’ equity
Share capital	163,607	157,475
Contributed surplus	820	820
Stock-based compensation	5,475	23
Deficit	(81,083)	(74,256)
	88,819	84,062
	103,882	99,958

[signed: Rick Van Nieuwenhuyse]	Director	[signed: James Philip]	Director
Approved by the Board of Directors

NOVAGOLD RESOURCES INC.
Consolidated Statements of Operations and Deficit
in thousands of Canadian dollars, except per share amounts

	Three Months Ended		Six Months Ended
	May 31		May 31
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	$	$	$	$
Revenue
Land, gravel, gold and other revenue	238	57	617	254
Interest income	367	72	735	152
	605	129	1,352	406

Cost of sales	24	30	36	81
	581	99	1,316	325
Expenses and other
Corporate development and communication	262	242	392	435
Foreign exchange loss	90	658	57	1,125
General and administrative	526	331	1,043	541
Mineral property recovery in excess of costs	(40)	-	(109)	-
Professional fees	316	239	455	376
Stock-based compensation	5,452	-	5,452	-
Wages and benefits	570	546	979	1,125
Write-down of mineral properties	-	1,503	-	1,503
	7,176	3,519	8,269	5,105
Minority interest	62	-	126	-
Loss for the period	(6,533)	(3,420)	(6,827)	(4,780)
Deficit - Beginning of period	(74,550)	(68,663)	(74,256)	(67,303)

Deficit - End of period	(81,083)	(72,083)	(81,083)	(72,083)

Loss per share
Basic and diluted	(0.12)	(0.08)	(0.13)	(0.11)

Weighted average number of shares	54,094,759	42,646,739	53,691,688	42,602,072

NOVAGOLD RESOURCES INC.
Consolidated Statements of Cash Flows
in thousands of Canadian dollars

	Three Months Ended		Six Months Ended
	May 31		May 31
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	$	$	$	$
Cash provided by (used by)
Operating activities
Net loss earnings for the period	(6,533)	(3,420)	(6,827)	(4,780)
Items not affecting cash
Foreign exchange loss	90	658	57	1,125
Amortization	47	38	94	77
Mineral property recovery in excess of cost	(40)	-	(109)	-
Minority interest	178	-	285	-
Stock-based compensation	5,452	-	5,452	-
Write-down of mineral properties and
deferred costs	-	1,503	-	1,503
	(806)	(1,221)	(1,048)	(2,075)
Net change in non-cash working capital
Increase/(decrease) in amounts receivable,
deposits and prepaid amounts	(177)	194	(440)	(183)
(Increase)/decrease in inventory	(2)	11	(4)	11
Increase/ (Decrease) in accounts payable and
accrued liabilities	232	248	(1,503)	(3,345)
	(753)	(768)	(2,995)	(5,592)
Financing activities
Proceeds from issuance of common shares-
net	3,023	100	6,132	414
Investing activities
Investments	(1,000)	-	(1,180)	-
Acquisition of property, plant and equipment	(466)	(339)	(549)	(381)
Expenditures on land improvements	-	-	(74)	-
Increase in restricted cash	(410)	-	(410)	-
Expenditures on mineral properties and
related deferred costs - net	(2,523)	(545)	(3,565)	(805)
Increase in accounts payable and accrued
liabilities	677	-	398	-
	(3,722)	(884)	(5,380)	(1,186)
Effect of exchange rate on cash and cash
equivalents	(90)	(658)	(57)	(1,125)
Decrease in cash and cash equivalents
during the period	(1,542)	(2,210)	(2,300)	(7,489)
Cash and cash equivalents - Beginning of
the period	58,989	15,108	59,747	20,387
Cash and cash equivalents - End of the
period	57,447	12,898	57,447	12,898